Filed by Transfix Holdings, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: G Squared Ascend I Inc.

Commission File No.: 001-39981

Date: September 21, 2021

Transfix, Inc. / G Squared Ascend I Inc. Merger

Employee Frequently Asked Questions (FAQs)

Table of Contents

Public Company

Employee FAQs

External Communications as a Public Company

Insider Trading

Public Company

Q – What is the change occurring at Transfix?

A – Upon the successful closing of the transaction and combination with a special purpose acquisition company (SPAC) named G Squared Ascend I Inc. (GSQD), expected to close in the first quarter of 2022, the newly combined company, under the Transfix name, is expected to be listed on the NYSE under the new ticker symbol “TF.” While we have reached an agreement with GSQD, the transaction remains subject to the satisfaction of various closing conditions, including receiving certain regulatory approvals and the approval of the stockholders of GSQD. There is no guarantee that the transaction will close, in which case we would remain a private company.

Q – Who are the new investors in Transfix?

A – Among others, several institutional public market investors will become new investors in Transfix through our merger with GSQD, a SPAC that was formed for the purpose of combining with one or more businesses and remaining a public company. We are excited to be partnering with the GSQD team.

Transfix chose GSQD as our partner because of their extensive technology, investing, financial, and transaction experience and their commitment to helping Transfix capitalize on the many opportunities ahead of us. We look forward to benefiting from GSQD’s support as we work to execute our compelling growth plans.

Q – How is this different from a traditional IPO?

A – Going public through a merger with a SPAC is similar to a traditional IPO, in that at the close of the transaction, the newly combined company is expected to be listed on the NYSE under a new ticker symbol. A SPAC is not an operating company but rather an entity designed to take operating companies, such as Transfix, public by first raising a pool of capital in its IPO, and then investing those proceeds into the selected operating company through a merger. Several other companies have recently gone public through a SPAC.

We spoke with numerous potential SPAC parties, and had significant interest from a number of attractive parties. G Squared Ascend I Inc. was the right partner for us due to their deep knowledge and experience within the freight industry, their support and belief in the business, and their willingness to provide continued support to Transfix during and post-acquisition.

Q – What does it mean to be a public company?

A – To be a public company means that the company is permitted to offer its securities (stock, bonds, etc.) for sale to the general public, typically through a national exchange, such as NYSE or Nasdaq, and is required to disclose its financial and business information regularly to the public. Today’s announcement does not yet make us a public company nor does it guarantee that we will move forward with the business combination. We have a signed definitive agreement to move forward with the process.

Q – What is the reason or benefit(s) for going public?

A – Becoming a public company provides Transfix with a number of benefits, including:

●	access to a source of capital to help fund our growth and operations;

●	improved awareness and brand recognition; and

●	enhanced credibility that comes with being a listed company on an exchange.

Q – What exchange will Transfix list on and what will the ticker symbol be?

A – The combined company is expected to be listed on NYSE under the new ticker “TF.”

Q – Can I buy stock in Transfix?

A – No. Currently, you may not purchase shares in Transfix. Once we go public, you will be able to purchase shares in Transfix on the open market (subject to any trading windows or black-out periods the company may establish). We will provide more information when we are closer to the closing of the transaction.

Q – Have Transfix’s executive officers committed to staying on after the transaction is complete?

A – After the transaction closes, we expect Transfix’s existing executive officers, who are dedicated to our long-term success, to continue to lead the company.

Q – How will becoming a public company affect the business?

A – We expect that becoming a public company will provide access to additional capital to accelerate Transfix’s revenue growth and invest in its technology. We plan to continue to remain focused on operational excellence.

Our commitment to our employees, partners and customers will not change. We may hire additional team members to support our ability to comply with public company obligations and to function as a public company.

Q – What will the new organizational structure look like?

A – We expect Transfix’s management team, which is dedicated to our long-term success, to continue to lead the company.

Employee FAQs

Q – How does going public affect me as an employee?

A – We expect that going public will have little practical impact on your day-to-day responsibilities.

Importantly, as a public entity, there are strict rules that dictate how Transfix and its employees are permitted to publicly speak about the company and its business endeavors. Therefore, is it critical that no employees speak on behalf of the company to the media or other organizations about the company’s financials, upcoming deals, or make any forward-looking statements relating to Transfix’s future business. A forward-looking statement predicts, projects, or uses future events as expectations or possibilities.

Q – Will there be a job for me once Transfix is publicly traded?

A – There are no expected staffing changes as a direct result of Transfix becoming a publicly traded company.

Q – Will my role and responsibilities change?

A – There are no plans for significant changes of roles and responsibilities for Transfix employees as a result of Transfix going public.

Q – How will my benefits be impacted?

A – Benefits are not expected to be impacted by Transfix becoming a publicly-traded company.

Q – How will going public affect my stock options and/or Restricted Stock Units (RSUs)?

A –Initially for a period of 6 months post-close, all employees, ex-employees, consultants and current Transfix investors will be subject to a “lock-up” period. This means that you will not be able to sell any securities (including those acquired pursuant to the exercise or settlement of stock options or RSUs) until the lock-up expires.

After the lock-up expires, you will be able to buy and/or sell securities (subject to applicable law and any company-imposed trading windows). For holders of vested stock options, this means you will be able to sell any exercised shares (which can be done either simultaneously or after you have held the shares for a period of time) on the public market and have the cash proceeds deposited into a brokerage account which we will establish on your behalf. For holders of RSUs, the “liquidity event” restriction of the RSUs will be waived. For RSUs that have also satisfied the time-based vesting requirement, those RSUs will automatically be settled in Transfix stock, which can then be sold on the public markets. Any unvested equity awards will continue to vest in accordance with the terms of the applicable award agreement.

As the transaction close date approaches, we will provide training to all employees on how/when shares of Transfix can be sold.

Q – What are the implications of this transaction to clients?

A – Transfix will continue to provide the high quality of service that our customers expect from us. Customers and partners can consider this to be business as usual here at Transfix.

Q – Who should I ask if I have any questions about being an employee of a public company?

A – Please refer any additional questions to Nicholas Smolansky, Transfix’s General Counsel.

Q – Who should I contact with questions about the transaction?

A – If you have any questions about this transaction, submit them through this anonymous form. If you have received investor or media inquiries about the transaction, please do not comment and refer them to Amanda Vogel.

External Communications as a Public Company

Q – What kind of disclosure must a public company provide?

A – Public companies must provide regular disclosure to the market of significant developments affecting their business and/or value of their securities. There are two general types of public disclosure obligations imposed on public companies. First, the company is obligated to file various periodic reports and statements with the U.S. Securities and Exchange Commission (SEC), all of which are available to the general public. Each of these reports and statements requires the company to disclose and discuss various types of information relating to the company. Second, the company is subject to certain continuing obligations to disclose on a timely basis material information concerning the company, (i.e., an acquisition, entry into a material business agreement, election of a new director, etc.).

Q – How will becoming public change the way Transfix communicates?

A – We will still promote the business as we have done in the past. However, following the end of every quarter, we will announce our financial results in a public forum. This process involves a press release detailing our financial results for the quarter and a business update if necessary or desirable (i.e., the company’s earnings release). This press release will be issued via a newswire service and will also be posted on our website. The release may be followed by a conference call that will be open to the public, including employees and the investment community. Outside of the quarterly reporting process, we will communicate with investors, but must only discuss information that is contained in press releases, quarterly and annual SEC filings and annual reports, proxy statements, investor presentations, and other publicly issued information.

Q – Where can I find Transfix’s SEC filings?

A – Filings can be found on the SEC’s website at www.sec.gov. In addition, at some point in the future, these filings will also be found on Transfix’s website under the investor relations tab.

Q – Who are the spokespeople for Transfix?

A – Do not speak to members of the media about Transfix or comment publicly on the business. If you are contacted by a member of the media please immediately notify Amanda Vogel.

Q – Can I comment on or discuss Transfix’s performance or how the business is doing?

A – No. You may not discuss or comment externally on the financial or operational health of the business or how it impacts projects on which you are working.

Q – Can I discuss future plans, business, and/or growth projections as it relates to work I do at Transfix?

A – No. As a public company, we will need to make sure that only specified persons discuss future plans or business projections about the company. Do not discuss future plans or business projections externally.

Q – Customers are asking me questions about going public or about the health of our business, what should I tell them?

A – We are strictly limited in our ability to speak about the performance of the business. As we go through this process to become a public company, confidentiality is more important now than ever. Sharing confidential details can jeopardize the deal and create regulatory trouble.

We have already prepared communications to go out to our partners and customers explaining the transaction and what this opportunity means for all of us. If your friends, family, or business contacts want information regarding the transaction, please direct them to our press release.

If someone asks you about the process of going public or company fundamentals, the response you should give is, “I cannot comment.” If pushed further, you should say something like, “I can’t speak to that, but I would be happy to connect you with the appropriate team members,” and share the request with Amanda Vogel.

Q – Can I forward or repost internal memos?

A – No. Do not forward to anyone or repost for public or private consumption any executive or internal memos. We send these materials to you in an effort to offer as much transparency as possible to our employees and expect all employees to respect the confidential nature of these communications.

Q – Can I post on social media about Transfix?

A – No. Employees are not permitted to post any content on social media (e.g. Facebook, LinkedIn, Twitter, Instagram, Clubhouse, etc.) or blogs regarding Transfix’s plans to go public through a merger with G Squared Ascend I Inc.

The one exception is today when Transfix’s social channels will share the press release and a few other posts. We strongly encourage you to re-share these posts throughout the day as they go live. Please do not create your own posts. Instead, we will prompt you in the #General Slack channel when a new post is live and provide you with approved commentary for you to re-share.

Transfix will continue to post content on our social platforms that does not pertain to the transaction. Employees can engage with this content as normal and can post their own content as long as it does not pertain to the transaction, comment on the financial or operational health of the business, or contain any statement that predicts, projects, or uses future events as expectations or possibilities.

Insider Trading

Q – What is Insider Trading?

A – Securities laws prohibit directors, officers, employees, and others who are aware of material nonpublic information about a company from trading on that information. Disclosing material nonpublic information to others who then trade on it is also against the law, and both the person who discloses the information and the person who trades on it is liable. These illegal activities are commonly referred to as insider trading, and are serious potential felonies with significant penalties (both jail time and monetary penalties).

Q – What exactly is material nonpublic information?

A – Material nonpublic information is any information about a company that has not been widely disseminated to the general public and that would be important to investors who are deciding whether to trade its securities. A few non-exhaustive examples of non-public information that could be considered material include significant contracts, financial forecasts or earnings estimates, major management changes, proposed product launches, information about new markets a company may enter, proposed mergers, acquisitions, or dispositions, major litigation, securities offerings, stock splits, or repurchases of company securities. Please inquire with Nicholas Smolansky, Transfix’s General Counsel, if you have any questions about whether information you possess would constitute material non-public information.

Q – When is information considered “public”?

A – Information becomes public when it has become generally available to the public. For example, information becomes “public” after it has been disclosed in an SEC filing, or is announced via a press release that is carried by a major wire service, or posted to the Transfix website. Unless you have seen the material information publicly disseminated, you should assume the information is non-public. Even after information becomes generally available, employees are encouraged to wait at least two (2) full trading days before considering it "public" for trading purposes.

Q – Do the restrictions on insider trading apply only to employees?

A – The law applies to officers, directors, employees, and agents of the company, as well as suppliers and consultants who have special access to such information. The law also applies to spouses, children, and anyone else in an employee's home. Anyone can be an insider if he/she is trading securities on material non-public information.

Q – I often speak about business with my spouse, that’s not a problem, is it? I only occasionally reveal non-public information, and my spouse knows not to tell anyone else.

A – This is a problem that could be costly for you and Transfix. If your spouse were ever to use material non-public information given by you to buy or sell securities, both of you could be prosecuted for illegal insider trading, which could result in going to jail. You could also be prosecuted if your spouse shares the information with someone else and that person buys or sells the company’s securities. You should not disclose any non-public information to anyone, including your spouse.

Q – I would never trade on inside information, but what if I give my dad a tip just before a big news release…can he get in trouble?

A – Yes, he would be violating the law, as would you. Legally, you cannot trade securities based on material nonpublic information, including if that information is obtained in the course of your employment. In addition, you cannot leak such information to others. This could lead to prosecution for illegal insider trading for both you and your dad, which could result in going to jail.

Q – What should I say if someone (a family member, friend, customer, etc.) asks me if they should invest in Transfix once the company goes public?

A – Once Transfix is publicly traded, interested investors will be able to purchase Transfix shares in the open market. In doing so, investors should consider their own personal investment objectives and risks associated with such investments, and consider seeking advice from a personal financial advisor or accountant.

Q – I’m involved with a project at work performing due diligence on ABC Company, which we are likely to acquire or partner with. The transaction will cause Transfix’s and ABC Company’s stock to increase substantially. I know I cannot trade on Transfix’s stock, but can I trade ABC Company stock?

A – No. The prohibition against insider trading extends not only to trading in the company’s securities but also to the securities of any other organization with which we do business if the employee gains the information at work.

Q – These are a lot of rules. How will I ever know whether I can trade in Transfix securities?

A – To assist you in analyzing any proposed trade, please contact Nicholas Smolansky, Transfix’s General Counsel.

Important Information and Where to Find It

In connection with the proposed business combination involving G Squared Ascend I Inc. (“G Squared Ascend I”) and Transfix, Inc. (“Transfix”), Transfix Holdings, Inc. (“Transfix Holdings”) will file a registration statement on Form S-4 (the “Registration Statement”) with the Securities and Exchange Commission (the “SEC”). The Registration Statement will include a proxy statement of G Squared Ascend I and a prospectus of Transfix Holdings. Additionally, G Squared Ascend I and Transfix Holdings will file other relevant materials with the SEC in connection with the business combination. Copies may be obtained free of charge at the SEC’s website at www.sec.gov. Security holders of G Squared Ascend I are urged to read the proxy statement/prospectus and the other relevant materials when they become available before making any voting decision with respect to the proposed business combination because they will contain important information about the business combination and the parties to the business combination and related matters. The information contained on, or that may be accessed through, the websites referenced in this communication is not incorporated by reference into, and is not a part of, this communication.

Participants in the Solicitation

G Squared Ascend I and its directors and officers may be deemed participants in the solicitation of proxies of G Squared Ascend I’s stockholders in connection with the proposed business combination. Transfix and its officers and directors may also be deemed participants in such solicitation. Security holders may obtain more detailed information regarding the names, affiliations and interests of certain of G Squared Ascend I’s executive officers and directors in the solicitation by reading G Squared Ascend I’s final prospectus for its initial public offering filed with the SEC on February 8, 2021, and the proxy statement/prospectus and other relevant materials filed with the SEC in connection with the business combination when they become available. Information concerning the interests of G Squared Ascend I’s participants in the solicitation, which may, in some cases, be different than those of their stockholders generally, will be set forth in the proxy statement/prospectus relating to the business combination when it becomes available.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and shall not constitute a proxy statement or the solicitation of a proxy, consent or authorization with respect to any securities in respect of the proposed business combination and shall not constitute an offer to sell or the solicitation of an offer to buy any securities or constitute a solicitation of any vote or approval, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Forward Looking Statements

The information in this communication may contain statements that are not historical facts but are “forward-looking statements'' within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and within the meaning of “safe harbor” provisions under the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of present or historical fact included in this communication, regarding G Squared Ascend I’s proposed business combination with Transfix, G Squared Ascend I’s ability to consummate the transaction, the benefits of the transaction and the combined company's future financial performance, as well as the combined company's strategy, future operations, estimated financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. When used in this communication, the words “could,” “should,” “will,” “may,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project,” the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on management's current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. Except as otherwise required by applicable law, G Squared Ascend I and Transfix disclaim any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date of this communication. G Squared Ascend I and Transfix caution you that these forward-looking statements are subject to numerous risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of either G Squared Ascend I or Transfix. In addition, G Squared Ascend I and Transfix caution you that the forward-looking statements contained in this communication are subject to the following factors: (i) the occurrence of any event, change or other circumstances that could delay the business combination or give rise to the termination of the agreements related thereto; (ii) the outcome of any legal proceedings that may be instituted against G Squared Ascend I or Transfix following announcement of the transactions; (iii) the inability to complete the business combination due to the failure to obtain approval of the shareholders of G Squared Ascend I, or other conditions to closing in the transaction agreement; (iv) the risk that the proposed business combination disrupts G Squared Ascend I’s or Transfix’s current plans and operations as a result of the announcement of the transactions; (v) Transfix’s ability to realize the anticipated benefits of the business combination, which may be affected by, among other things, competition and the ability of Transfix to grow and manage growth profitably following the business combination; (vi) costs related to the business combination; (vii) changes in applicable laws or regulations; (viii) rollout of Transfix’s business and the timing of expected business milestones, (ix) the effects of competition on Transfix’s business, (x) supply shortages in the materials necessary for the production of Transfix’s products, (xi) risks related to original equipment manufacturers and other partners being unable or unwilling to initiate or continue business partnerships on favorable terms, (xii) the termination or reduction of government clean energy and electric vehicle incentives, (xiii) delays in the construction and operation of production facilities, (xiv) the amount of redemption requests made by G Squared Ascend I’s public stockholders, (xv) changes in domestic and foreign business, market, financial, political and legal conditions, and (xvi) the possibility that Transfix may be adversely affected by other economic, business, and/or competitive factors. Should one or more of the risks or uncertainties described in this communication, or should underlying assumptions prove incorrect, actual results and plans could different materially from those expressed in any forward-looking statements. You should carefully consider the risks and uncertainties described in the “Risk Factors” section of G Squared Ascend I’s final prospectus filed on February 8, 2021, Quarterly Report on Form 10-Q for the quarter ended March 31, 2021, and Quarterly Report on Form 10-Q for the quarter ended June 30, 2021, in each case, under the heading “Risk Factors,” and other documents of G Squared Ascend I filed, or to be filed, including the proxy statement/prospectus, with the SEC. Additional information concerning these and other factors that may impact the operations and projections discussed herein can be found in G Squared Ascend I 's periodic filings with the SEC, including G Squared Ascend I’s final prospectus for its initial public offering filed with the SEC on February 8th 2021. G Squared Ascend I’s SEC filings are available publicly on the SEC's website at www.sec.gov.